UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 2, 2018	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 2, 2018 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Outcome of the 24th Annual General Meeting of the Bank held on June 29, 2018.

July 2, 2018

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Proceedings/ Outcome of the 24th Annual General Meeting.

We wish to inform you that the 24th Annual General Meeting (AGM) of the Bank was held on June 29, 2018 at 2.30 p.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai- 400020.

The following items as stated in the Notice of 24th AGM were taken up for consideration:

Item no.	Resolutions

1.	Adoption of audited financial statements (standalone and consolidated) for the year ended March 31, 2018 and the reports of the Board of Directors and Auditors thereon

2.	Declaration of Dividend on equity shares

3.	Appointment of Director in place of Mr.Keki Mistry (DIN 00008886), who retires by rotation and being eligible, offers himself for re-appointment

4.	Appointment of Statutory Auditors and fixing of their remuneration

5.	To ratify and approve related party transactions with Housing Development Finance Corporation Limited

6.	To ratify and approve related party transactions with HDB Financial Services Limited

7.	To issue Perpetual Debt Instruments

All resolutions were passed with overwhelming majority.

You are requested to kindly take the same on record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President (Legal) & Company Secretary